UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR APRIL 19, 2001

                                TOTAL FLEET S.A.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Total Fleet S.A.
1. Balance Sheets - December 31,1999  and 2000
2. Statements of Income for the Years ended December 31, 1999 and 2000
3. Summary Financial Data by Business Segment for the Years ended December 31, 1999 and 2000
4. Selected Historical Financial and Other Data - 4Q1999, 4Q2000, Years ended December 31, 1999 and 2000

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - DECEMBER 31, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )
                                                           December 31,
                                                     -----------------------
                                                       1999           2000
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                               3,873         12,094

Accounts receivable, net                                4,512         13,547

Revenue-earning vehicles, net                          28,328         50,087

Deferred income taxes                                     398            287

Prepaid expenses and other                                407            179
                                                       ------         ------
                                                       37,518         76,194
                                                       ------         ------

NONCURRENT ASSETS:

Revenue-earning vehicles, net                          80,388         85,320

Escrow deposits                                           187            395

Deferred income taxes                                     153            403
                                                       ------         ------
                                                       80,728         86,118
                                                       ------         ------


PROPERTY AND EQUIPMENT, NET                               190            257
                                                      -------        -------
Total assets                                          118,436        162,569
                                                      =======        =======

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - DECEMBER 31, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                           December 31,
                                                     -----------------------
                                                       1999           2000
CURRENT LIABILITIES:                                 --------       --------

Short-term loans                                        2,965          4,240

Accounts payable                                        2,241          8,518

Payroll and related charges                             2,129          1,411

Income and social contribution taxes                      195          1,385

Taxes, other than on income                               396            412

Advances from customers                                 2,459            470

Others                                                    357            963
                                                       ------         ------
                                                       10,742         17,399
                                                       ------         ------


NONCURRENT LIABILITIES:

Reserve for contingencies                                 338            492

Advances from customers                                   202            409
                                                         ----           ----
                                                          540            901
                                                         ----           ----



SHAREHOLDERS' EQUITY:

Capital Stock                                         102,974        110,134

Accumulated earnings                                    4,180         34,135
                                                      -------        -------
                                                      107,154        144,269
                                                      -------        -------
Total liabilities and shareholders' equity            118,436        162,569
                                                      =======        =======

                                TOTAL FLEET S.A.

                              STATEMENTS OF INCOME

               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                    Year ended December 31,
                                                   -------------------------
                                                      1999           2000
NET REVENUES:                                       --------        -------


Fleet management                                      58,337         97,757

Used car sales                                        28,081         28,887
                                                      ------        -------
 Total revenues                                       86,418        126,644
                                                      ------        -------



EXPENSES AND COSTS:

Direct operating                                     (12,538)       (18,156)

Cost of used car sales                               (22,838)       (20,722)

Selling, general and administrative                  (10,822)       (12,649)

Depreciation of vehicles                             (17,586)       (29,837)

Other depreciation and amortization                      (78)           (98)
                                                     -------        -------
                                                     (63,862)       (81,462)
                                                     -------        -------

Operating income                                      22,556         45,182


FINANCIAL EXPENSE, NET                               (14,760)            (5)


NONOPERATING EXPENSE                                       -            (69)


Income before taxes                                    7,796         45,108


INCOME TAXES                                            (616)       (15,153)
                                                       -----        -------

Net income                                             7,180         29,955
                                                      ======         ======

                                TOTAL FLEET S.A.

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )



                                            Year ended December 31,
                                           -------------------------
                                             1999              2000
                                           --------          -------

      NET REVENUES:

      Fleet management                      58,337            97,757

      Used car sales                        28,081            28,887
                                            ------           -------
                                            86,418           126,644
                                            ------           -------


      DEPRECIATION:

      Depreciation of vehicles             (17,586)          (29,837)

      Other                                    (78)              (98)
                                            ------            ------
                                           (17,664)          (29,935)
                                            ------            ------


      OPERATING INCOME:

      Fleet management                      23,959            43,577

      Used car sales                         2,317             6,069

      Corporate expenses                    (3,642)           (4,366)

      Other depreciation                       (78)              (98)
                                            ------            ------
                                            22,556            45,182
                                            ------            ------


      OPERATING MARGIN:

      Fleet management                        41.1%             44.6%

      Used car sales                           8.3%             21.0%

      Total                                   26.1%             35.7%

                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                  (Unaudited)
                                                                                  Year ended     Year ended
                                                                                  December 31,   December 31,
                                                         4 Q 1999    4 Q 2000         1999            2000
                                                         --------    --------     ------------    ------------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Fleet management                                         17,328      26,591         58,337          97,757
  Used car sales                                            9,562       7,243         28,081          28,887
                                                           ------      ------         ------         -------

Total net revenues                                         26,890      33,834         86,418         126,644


Direct operating costs and expenses:

  Fleet management                                        (3,983)     (3,959)        (12,538)        (18,156)
  Cost of used car sales                                  (7,464)     (5,016)        (22,838)        (20,722)
                                                          -------      ------         -------         -------
Total direct operating costs and expenses                (11,447)     (8,975)        (35,376)        (38,878)
                                                          -------     -------         -------         -------

Gross profit                                              15,443      24,859          51,042          87,766

Selling, general and administrative expenses:

  Adverstising, promotion and selling:

    Fleet management                                      (1,345)     (1,700)        (4,254)         (6,187)
    Used car sales                                        (1,089)       (463)        (2,926)         (2,096)
                                                          ------      ------         ------          ------
      Total adverstising, promotion and selling           (2,434)     (2,163)        (7,180)         (8,283)

  General and administrative expenses                     (1,327)     (1,042)        (3,640)         (4,010)

  Other                                                      256        (120)            (2)           (356)
                                                           -----       -----         ------          ------
Total selling, general, administrative and other expenses (3,505)     (3,325)       (10,822)        (12,649)

Depreciation expenses:

 Vehicle depreciation expenses:

   Fleet management                                       (6,011)     (7,254)       (17,586)        (29,837)

   Non-Vehicle depreciation and amortization expenses        (21)        (33)           (78)            (98)
                                                          ------      ------         ------         -------
Total depreciation expenses                               (6,032)     (7,287)       (17,664)        (29,935)
                                                          ------      ------         ------         -------

Operating income                                           5,906      14,247         22,556          45,182

Financial Interest:
   Expense                                                  (301)       (163)          (820)         (1,007)
   Income                                                    104         585            832           1,036
   Tax on financial revenues                                  (3)        (19)           (29)            (38)
   Monetary variation and exchange loss                      (14)         (1)       (14,743)              4
   Monetary variation and exchange gain                        -         (64)             -               -
                                                           -----       ------        -------          -----
      Financial interest (expense) income, net              (214)        338        (14,760)             (5)

Nonoperating expense                                           -         (69)             -             (69)

Income before taxes                                        5,692      14,516          7,796          45,108

Income taxes                                                 (47)     (4,828)          (616)        (15,153)
                                                           -----      ------          -----         -------
Net income                                                 5,645       9,688          7,180          29,955
                                                           =====       =====          =====          ======

                                TOTAL FLEET S.A.

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                  (Unaudited)

                                                                                  Year ended     Year ended
                                                                                  December 31,   December 31,
STATEMENT OF OPERATIONS DATA                             4 Q 1999    4 Q 2000         1999            2000
                                                         --------    --------     ------------    ------------
OTHER DATA :

EBITDA                                                     11,938      21,534         40,220          75,117

Vehicle Depreciation                                       (6,011)     (7,254)       (17,586)        (29,837)
                                                           ------      ------         ------          ------
Adjusted EBITDA                                             5,927      14,280         22,634          45,280
                                                            =====      ======         ======          ======




                                                                                  Year ended     Year ended
                                                                                  December 31,   December 31,
SELECTED OPERATING DATA:                                 4 Q 1999    4 Q 2000         1999            2000
                                                         --------    --------     ------------    ------------


Fleet at end of period                                      8,161      10,850          8,161           10,850

Average Operating Fleet Age (months)                          8.8        12.6           10.0             11.0

Number of Rental Days                                     581,520     877,770      1,890,720        3,291,060

Utilization Rates                                          94.39%      96.07%         95.68%           97.98%

Numbers of Cars Purchased                                   2,153       1,525          5,968            4,612

Average Purchase Price                                      14.75       16.01          14.79            16.71

Total Investment in Fleet                                31,757.5    24,409.8       88,289.5         77,072.7

Numbers of Cars Sold                                          800         452          2,382            1,843

Average Car Price                                           11.95       15.44          11.79            15.30

Depreciation per car..(R$)                               3,512.12    2,857.76       3,214.25         3,197.82

Average Annual Revenue per Owned
 Car in Operation.....(R$)                              10,124.95   10,359.39      10,627.18        10,445.30

Average Rental Revenue per Rental
 Car per Day..........(R$)                                  29.80       29.95          30.85            29.61